

Mail Stop 3561

July 5, 2017

Ms. Elisa D. Garcia
Chief Legal Officer and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 29, 2017**
> **File No. 1-13536**

Dear Ms. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Important Information Regarding Non-GAAP Financial Measures, page 20

1. We note that the 2016 Overview on page 19 consists primarily of non-GAAP measures and does not quantify or give prominence to the most directly comparable GAAP measures. We further note your presentation of GAAP results does not begin until page 24. Please revise to ensure that any overview of financial results that contains non-GAAP measures also quantifies and gives prominence to the most directly comparable GAAP measures. Additionally, revise your presentation so that disclosures provided in response to Item 10(e) of Regulation S-K are not given greater prominence than your analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the May 17, 2016 Non-GAAP Financial Measures C&DIs.

2. Please refer to your calculation of operating income, excluding certain items; diluted earnings per share attributable to Macy's, Inc. shareholders, excluding certain items; adjusted EBITDA; and adjusted operating income as calculated for ROIC. Based on your disclosures on page 20, it appears you believe it is useful to investors to adjust these metrics for certain items that may vary substantially in frequency and magnitude from period to period as it promotes comparability of your performance across time. However, we note that you have only removed the impact of items that had a negative impact on your profitability, and you have not also removed the impact of items that may vary substantially in frequency and magnitude from period to period that had a positive impact on your profitability. As one example, we note that gains on the sales of store locations and certain properties were $209 million, $212 million, $92 million, and $79 million in fiscal 2016, 2015, 2014 and 2013, respectively, and have not been removed from your non-GAAP measures. Refer to Question 100.03 of the May 17, 2016 Non-GAAP Financial Measures C&DIs, and explain to us in detail how you determined it was appropriate to adjust these metrics solely for items that have a negative impact on your profitability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products